UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-35722

TAOPING INC.

(Translation of registrant’s name in English)

21st Floor, Building 3, Tianjin Science and Technology Plaza

Keyan West Road

Nankai District, Tianjin, 300192

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

Changes in Registrant’s Certifying Accountant

Former Independent Registered Public Accounting Firm

On August 31, 2026, the Company dismissed its independent registered public accounting firm, PKF Littlejohn LLP (“PKF”). As a result, the client-auditor relationship between the Company and PKF ceased. The dismissal of PKF was approved by the Company’s audit committee.

The audit reports of PKF on the Company’s consolidated financial statements for the years ended December 31, 2025 and 2024 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that each of the audit reports of PKF on December 31, 2025 and 2024 consolidated financial statements included an explanatory paragraph that described factors that raised substantial doubt about the Company’s ability to continue as a going concern.

During the Company’s two most recent fiscal years ended December 31, 2025 and 2024, and for the subsequent interim period through August 31, 2026, the Company had no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F) with PKF on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PKF, would have caused it to make reference in connection with its opinion to the subject matter of the disagreements.

During the Company’s two most recent fiscal years ended December 31, 2025 and 2024, and for the subsequent interim period through August 31, 2026, there was one “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F, relating to management’s disclosure of deficiencies in the Company’s internal control over financial reporting. As previously reported, the following control deficiencies were identified by the management as of December 31, 2025: (1) lack of formal process in respect of management going concern assessment; (2) insufficient formal procedures to be applied for the impairment assessment of the property, plant and equipment and long-lived assets and to consider appropriately all the internal and external impairment indicators as well; (3) no relevant training to current finance team with the latest US GAAP accounting and reporting knowledge; and (4) lack of formal procedures for the board to identify related parties and related party transactions.

In accordance with Item 16F(a)(3) of Form 20-F, the Company furnished PKF with a copy of this Form 6-K on August 31, 2026, providing PKF with the opportunity to furnish the SEC with a letter stating whether it agrees with the statements made by the Company herein in response to Item 16F(a) of Form 20-F, and if not, stating the respects in which it does not agree. Attached as Exhibit 15.1 is a copy of PKF’s letter addressed to the SEC relating to the statements made by the Company in this report.

New Independent Registered Public Accounting Firm

On August 31, 2026, upon the audit committee’s approval, the Company engaged Li CPA LLC (“Li CPA”) as its new independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending December 31, 2026.

During the Company’s two most recent fiscal years ended December 31, 2025 and 2024 and through the subsequent interim period to August 31, 2026, the Company did not consult Li CPA with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Li CPA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of either a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers 333-256600, 333-211363 and 333-283697) and on Form F-3 (Registration Number 333-288404) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2026	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Co-Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
15.1	Letter from PKF Littlejohn LLP, dated September 3, 2026